Exhibit 99.2

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Fair Market Value Appraisal: Internal Use

Client

Series 472, a series of Masterworks Vault 4, LLC

Intended User

Masterworks Administrative Services, LLC on behalf of the above-named Client.

Intended Use

To determine fair market value as outlined in the Scope of Work.

Effective Date of Valuation

February 10, 2025

Date of Report

February 24, 2025

TABLE OF CONTENTS

Certification	2

About Masterworks	3

Scope of Work	3

Definition of Value	4

Method of Research	4

Method of Examination	4

Assignment Conditions	4

Approach to Value	5

Opinion of Value	5

Global Art Market Overview	6

Subject Artwork	11

Fair Market Value	11

Artist Background	12

Valuation Narrative	12

Comparable Sales	13

Sources of Data	14

Statements and Disclosures	15

Appraisal Terminology and Definitions	16

Appendix	19

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC
Effective Date of Valuation: February 10, 2025	Page 1

Certification

I certify that, to the best of my knowledge and belief:

●	The statements of fact contained in this Appraisal Report are true and correct.
●	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions and conclusions.
●	In my role at Masterworks Administrative Services, LLC, I provide on-going valuation and consultation regarding the Masterworks Portfolio; in this context, I frequently perform an initial review of the Artwork prior to its acquisition by Masterworks.
●	I am an employee of Masterworks Administrative Services, LLC, which serves as the administrator to the owner of the Artwork. Masterworks Administrative Services, LLC receives revenue for the administration of the Artwork and, its affiliate, Masterworks Gallery, LLC holds a financial interest in the corporate entity that owns the Artwork. However, I have no direct personal interest or bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
●	My engagement in this assignment was not contingent upon developing or reporting predetermined results.
●	My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of Masterworks, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
●	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
●	The property that is the subject of this report was inspected by a member of the Masterworks’ Acquisitions team and/or Appraisal team; in the event that I did not personally inspect the artwork, I relied on information, including photographs and other documentation, supplied by both the seller and the Masterworks team member who conducted the inspection.
●	I received personal property appraisal assistance from Jessica Maliszewski, Fine Art Appraiser, who assisted with research and appraisal development.

Abigail Athanasopoulos
Director of Appraisals
Masterworks Administrative Services, LLC

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC
Effective Date of Valuation: February 10, 2025	Page 2

About Masterworks

Masterworks Administrative Services, LLC acts as manager for individual Delaware LLCs that own, through a segregated portfolio of Masterworks Cayman SPC, a single artwork as its sole investment which have been offered and sold as securities pursuant to an exemption from registration under Rule 251(a)(2) of Regulation A under the Securities Act of 1933. For the purposes of this Appraisal Report only, and unless otherwise indicated in a specific instance, this organizational structure shall be referred to as “Masterworks.”

Scope of Work

The following appraisal report (“Appraisal Report”) was prepared to conclude the Fair Market Value of the subject artwork (the “Artwork”) prior to acquisition. This Appraisal Report is not valid for any other purpose. Values stated may not reflect additional expenses which might be incurred should the Artwork be sold such as advertising costs, or shipping. For the avoidance of doubt, this Appraisal Report shall not be construed as providing investment advice or be relied upon by those making investment decisions. Given the volume of transactions, internally compiled intelligence and qualified personnel, among other items, Masterworks believes it is well-positioned to appraise artworks in the Masterworks Portfolio. This appraisal was prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation, by a USPAP-compliant appraiser from the Masterworks Appraiser(s). It is noted that there are potential conflicts of interest given that all Masterworks Appraiser(s) are employees of Masterworks, and Masterworks retains an ownership and other pecuniary interests in the Artwork. This valuation is valid as of the Effective Date, and does not take into account any sales of comparable works or market movement that occur after the Effective Date.

The Artwork is owned by Series 472, a series of Masterworks Vault 4, LLC, and this Appraisal Report is intended for use by Series 472, a series of Masterworks Vault 4, LLC and its subsidiaries (collectively referred to as “Masterworks 472, LLC”). The Appraisal Report has been prepared by the Masterworks Appraiser(s) on behalf of Masterworks Administrative Services, LLC in its capacity as administrator to Series 472, a series of Masterworks Vault 4, LLC.

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Definition of Value

The definition of fair market value is set forth in IRS Section 1.170 and 20.2031-1 which states that: “The Fair Market Value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.” (According to Technical Advisory Memorandum [TAM] 9235005 [May 27, 1992], fair market value should include the buyer’s premium) 20.2031 (b) continues “the fair market value of an item of property includible in the decedent’s gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of that item in a market other than that in which such item is commonly sold to the public, taking into account the location of the item wherever appropriate.”

Method of Research

In preparing this Appraisal Report, research was conducted in the Masterworks offices. The offices are equipped with an extensive library relevant to the artworks held in the Masterworks’ collection. Research involved but was not limited to: i) detailed research of comparable transactions occurring at public auction via third-party, on-line artwork-focused databases including artprice and artnet; ii) review of an internal database of similar works and works by the same artists that have been previously offered to Masterworks for purchase; iii) review of historical market trends within the specific artist market, the market for similar (or comparable) artwork based on internally-compiled market indices, and the broader art market; iv) review of past condition reports, photos, previous appraisals, sales transactions, auction catalogues and other documentation related to the Artwork; iv) review of general art market intelligence and observations acquired by Masterworks through the attendance of auction previews, art fairs exhibiting comparable works, gallery and museum exhibitions and v) art historical research pertaining to the artist and the subject artwork using Masterworks’ Reference Library and resources available at the New York Public Library, the Metropolitan Museum of Art’s Watson Library and the Frick’s Art Reference Library among others. Sources for art market data include third-party online transaction databases, physical auction catalogues, sales (or offers) made to Masterworks by dealers and other general market observations and intelligence.

Method of Examination

The Artwork was last physically inspected by ArtCare Conservation for Masterworks on February 21, 2025, with the most recent condition report issued on February 21, 2025; it is assumed that the artwork has sustained no visible apparent change in its condition since that time.

Assignment Conditions

During the development of this Appraisal and preparation of this Appraisal Report, the Masterworks Appraiser(s) relied on photographs and descriptions of the Artwork retained in Masterworks’ collection files to confirm the work’s physical characteristics. Relevant information regarding comparable sales is included in this report or, in the case of confidential private sale data, maintained in the Masterworks Appraiser(s)’work file at the offices of Masterworks. The Masterworks Appraiser(s) may not have personally examined the comparable works referenced in the Appraisal Report, and thus relied on the information available through online databases, auction catalogues, private dealers and/or galleries. Not all comparables have current condition reports for review.

●	Extraordinary Assumptions: An extraordinary assumption is defined by USPAP as “an assumption, directly related to a specific assignment, as of the effective date of the assignment results, which, if found to be false, could alter the appraiser’s opinions or conclusions.” The appraised value assumes the clear title, good condition, and authenticity. While members of Masterworks may have viewed the work prior to acquisition by Masterworks, the Masterworks Appraiser(s) did not inspect the property in person during the preparation of this report, and thus relied solely on images and descriptions retained in Masterworks’ files and assumed this information to be accurate. The Masterworks Appraiser(s) may not have been able to examine the comparable works used for this assignment and thus relied on information available through online databases, auction catalogues, private dealers and or galleries. When no condition report was available for comparable works, the object is assumed to be in good condition.

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●	Hypothetical Conditions: A hypothetical condition is defined by USPAP as “a condition, directly related to a specific assignment, which is contrary to what is known by the appraiser to exist on the effective date of the assignment results but is used for the purpose of analysis.” No hypothetical conditions have been applied to this Appraisal Report.

●	Limiting Conditions: The following Limiting Conditions exist in this assignment. Such conditions may limit the appraisers’ expertise in specific areas as well as the perceived responsibilities of the assignment. Some are also considered to be Extraordinary Assumptions and were taken by the appraiser as facts. If these Limitations and Extraordinary Assumptions are found to be untrue, the appraiser’s opinions, including the opinions of value may be affected.

○	The Appraisal Report is limited in that the appraiser is not an authenticator. This is also considered an Extraordinary Assumption as they assume the work is authentic.

○	This Appraisal Report is limited in that the appraiser is not a conservator. As such, they did not prepare a professional condition report for the subject work. This is also considered an Extraordinary Assumption as they assume the work is in good condition.

Approach to Value

The Artwork was evaluated based on the “Sales Comparison Approach.” This method of valuation involves analysis of recent sales involving similar objects, also referred to as comparable sales, which have sold within the market that is most common for each object. In the context of the Artwork, comparable sales generally include sales of other artwork (or the Artwork itself) created by the same artist, with similar dimensions, creation period range and subject matter as the Artwork. Comparable sales may have taken place at public auction or in private sales, if such private sales information is verifiable. The Appraisers may adjust the valuation of the Artwork, otherwise derived from past comparable sales, based on a historical price appreciation benchmark for similar works by the artist or the artist’s market overall.

The “Income Approach” and the “Cost Approach” were also considered for this appraisal. While the subject work is an income producing asset, such income is not part of the scope of the assignment and thus the “Income Approach” was not applied. The “Cost Approach” was also considered and since its application was not relevant to the assignment’s scope of work, it was not applied.

Opinion of Value

The value expressed herein is based on the Masterworks Appraiser(s)’ best judgment and opinion. This value is not a representation or warranty that the item will realize this value if offered for sale in an appropriate market. The value expressed is based on current information on the date the Appraisal Report was made. No opinion is expressed as to any past value, nor, unless otherwise expressly stated, as to any future value.

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Global Art Market Overview

The most recent major shift in the art market occurred in 2020, which proved to be a truly unprecedented year across sectors, when the COVID-19 health crisis began in the first quarter, prompting global shutdowns and social distancing efforts. According to the 2021 Art Basel and UBS annual report, global art sales only reached $50.1 billion in 2020, a 22% decrease from 2019, but still above the 2009 recession low.1 The US market retained its position as the leader and driver of sales, with a 42% share, followed by Greater China and the United Kingdom, each with approximately 20%. The COVID pandemic forced auction houses, galleries and art fairs to abandon in-person activity, which accelerated digital initiatives. McAndrew notes that online art sales doubled in value from 2019, reaching a record high of $12.4 billion (a 25% share of the market’s total value) in 2020.2

2021 saw the continuation of the pandemic-related challenges, yet according to Dr. McAndrew’s 2022 Art Basel and UBS annual report, the global art market recovered strongly, with total turnover (including both auction and private market sales) reaching an estimated $65.1 billion, up 29% from 2020, with values surpassing pre-pandemic levels in 2019.3 McAndrew states that all segments in the art market grew in 2021, but the auction sector in particular achieved strong results: public auction sales increased by 47% while private sales brokered by auction houses were up just over one third from the previous year. The private market also ended the year well, with 18% growth year-on-year. The US market retained its dominant market share, with 43% worldwide sales by value (an increase of 33% from 2020). Greater China came in second with 20% (up 35% from the previous year), and the United Kingdom rounded out the top three with 17% market share (an increase of 14% from 2020).4

Dr. McAndrew’s 2023 Art Basel and UBS annual report indicates that the Global Art Market continued to strengthen in 2022, up 3% from the previous year to an estimated $67.8 billion (the second highest year on record following closely behind 2014’s $68.2 billion). Unlike in 2021, however, there was greater variance in performance by sector, region, and price resulting in a less pronounced growth rate overall. Compared to the 19% growth in sales during 2021, 2022 saw only a 1% growth (up to $37.8 million from $37.3 million the previous year), which was most acutely observed in the higher end of the market. While public auction sales decreased in 2022 by 1% to $26.8 billion, the segment of the market for paintings trading at $10 million and higher increased, and the dealer sector grew by 7%. The US continued to dominate, with its market share by value increasing by 2% to 45%. The United Kingdom moved into second place at 18%, while Greater China’s share decreased to 17%. The US art market continued to grow in 2022 with an 8% increase from 2021 to $30.2 billion (its highest level to date), due largely to fervent activity at top tier auction sales.5

1 Dr. Clare McAndrew, The Art Market 2021, Art Basel and UBS, pp. 30-31.

2 Ibid.

3 Dr. Clare McAndrew, The Art Market 2022, Art Basel and UBS, pp. 14.

4 Ibid.

5 Dr. Clare McAndrew, The Art Market 2023, Art Basel and UBS, pp. 17-18.

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In 2023, the Global Art Market softened, falling 4% from 2022 to an estimated $65 billion, primarily the result of fewer sales at the top end of the market; however, while the dollar amount decreased, the number of transactions increased by 4% to 39.4 million (primarily in the lower price levels). Auction houses experienced a greater decrease in sales compared to dealers (7% vs. 3%), although private auction sales increased by 2%. The US continues to lead, accounting for 42% of sales, which was down by 3%, with China (19%), the UK (17%), and France (7%) following in the second, third and fourth spots. Following its record high in 2022 of $30.2 million, the US market declined by 10% in 2023 to $27.2 billion (presumably due in large part to the decline in sales in the higher price points). Online sales continued to increase in 2023, up 7% to $11.8 billion, although the highest priced artworks continued to be traded primarily offline.6

In the first half of 2024, the art market continued to soften globally with total auction sales (at Christie’s, Sotheby’s and Phillips) down by 27% compared to the same period in 2023 ($4.25 billion from $5.81 billion), and falling to the second lowest level in the last 10 years (behind H1 2020 during the COVID-19 outbreak). In individual sectors the Impressionist and Modern market was down by 30.6%, and the PWC market down by 25.2% from the previous year.7 The global market share at auction was once again led by New York (50.1%), followed by London (18.5%) and Hong Kong (16.8%), despite aggregate totals declining in each from the prior year. Paris remained in fourth position, and was the only city in the top four to show positive growth in H1 2024, increasing by 12.5% from the same period in 2023 (to a total market share of 7.5% in 2024 up from 4.9% the year prior)8 - likely due largely to Paris’ increasing profile in Europe post-Brexit. Despite softening sales, the global auction turnover by lots has continued to remain stable (with the number of lots sold only decreasing by 2.3% from year-on-year), and with the sell-through rate increasing from 83.7% in H1 2023 to 85.6% in H1 2024,9 as well as notable records still being achieved by works of quality. Leonara Carrington set a new top auction record at Sotheby’s New York in May that was over ten times her previous high (when “Les Distractions de Dagobert” (1945) sold for $28,485,000 at more than double its high presale estimate), and artists such as Grace Hartigan, Elizabeth Peyton, Lynette Yiadom-Boakye, and Martin Wong all setting new records in their top two lots.

The close of 2024 saw an overall decline in the art market across all sectors, with auction sales totaling $4.1 billion (at Christie’s, Sotheby’s & Phillips), reflecting a 29.3% decrease overall from 2023 and a 47.9% decrease from 2022; the market for Ultra-Contemporary art was down 49.5%, Contemporary art was down 26% and Post-War art was down 20% from the previous year.10 While the market overall continued to contract, the number of young artists entering the market increased, suggesting continued demand within this sector; additionally, there was a strong demand for Pop Art and Surrealism (particularly women Surrealist artists, who saw a 166.8% rise in sales despite an overall decline for female artists of 33.2%) within the Post War and Modern sectors.11 New York continued to maintain the lion’s share of the global art market (though down slightly from 62.8% to 61.5%), trailed by London (up from 19.4% to 21.4%) and Hong Kong (down from 11.5% to 10.8%).12

Post-War & Contemporary Art Auction Market

PWC, together with the Modern art sectors, continues to constitute the largest portion of the global auction market, a claim firmly held since 2011. During 2023, the PWC sector alone accounted for 53% of total global art sales by value, a 1% decrease from 2022, and 55% by volume, down by 3% year-on-year. Total sales for the sector reached $6.5 billion in 2023, representing a fall of 16% from 2022, with the total number of lots also decreasing by 3% year-on-year. The United States maintained its position as the largest center worldwide for PWC sales (47%), followed by Greater China (24%) and the United Kingdom (13%). While the bulk of the transactions by volume (93%) in the sector sold at lower price levels ($50,000 and below), works priced in excess of $1 million accounted for the majority of value in 2023 (55%). This proves once again that top examples achieve top prices. The highest-priced lots sold predominately in New York and the major auction houses dominated, with Christie’s and Sotheby’s accounting for 61% of total sales values. In 2023, works by living artists represented 59% of lots sold at auction in the PWC sector. Furthermore, living artists constituted 49% of the value of the market, a 2% year-on-year increase.13

6 Dr. Clare McAndrew, The Art Market 2024, Art Basel and UBS, pp. 17-18.

7 ArtTactic, RawFacts, Auction Review, 1st Half 2024, ArtTactic Limited, pp. 6.

8 ArtTactic, RawFacts, Auction Review, 1st Haf 2024, ArtTactic Limited, pp. 6.

9 ArtTactic, RawFacts, Auction Review, 1st Half 2024, ArtTactic Limited, pp. 6-9.

10 ArtTactic, The Art Market 2024: A Year in Review, ArtTactic Limited, pp. 4-5

11 ArtTactic, The Art Market 2024: A Year in Review, ArtTactic Limited, pp. 4-5

12 ArtTactic, The Art Market 2024: A Year in Review, ArtTactic Limited, p. 4

13 Dr. Clare McAndrew, The Art Market 2024, Art Basel and UBS, pp. 174-182.

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In 2023, the US remained the largest market by region in this sector, with shares of 47% (down by 1% from 2022). The market for ‘ultra-contemporary’ artists has also eased since its peak in 2021, but remained robust with notable sale prices at auction for such artists as Matthew Wong (1984-2019), Nicolas Party (b. 1980), and Avery Singer (b. 1987). After experiencing a significant decline in value (nearly one third) during the pandemic, the US PWC market witnessed a strong recovery in 2021, doubling its size. This growth continued into 2022; however, in 2023, sales declined by 19% to 3.1 billion, attributed partly to the slower turnover at the high end of the market. 93% of artworks in this sector were priced below $50,000, and artworks over $1,000,000 accounted for 55% of total value. The total number of lots sold in this segment decreased by 3% compared to 2022, with total value decreasing by 1%.14

In 2023, the year started off slow, but acquired some traction with the PWC sales in February and March at Christie’s, Sotheby’s, and Phillip’s. Christie’s 20th/21st Century Evening Sale in London (February 28, 2023) totaled $137 million (exceeding the low estimate of $122 million) with a 91% sell-thru rate and top prices achieved by Cecily Brown (b. 1969) and Liu Ye (b. 1964). Sotheby’s Modern & Contemporary Art Evening Auction on March 1, 2023 brought in approximately $165 million with 83% sold by lot with top prices achieved by Pablo Picasso (1881-1973) and Gerhard Richter (b. 1932). Phillips’ 20th Century & Contemporary Art Evening Sale in London (March 2, 2023) brought in approximately $24.5 million (low estimate of $18.9 million) with 100% of lots sold, with top sales occurring for ultra contemporary artists, including Cecily Brown, that are hard to source in the primary market. Sotheby’s 50th anniversary evening sales in Hong Kong made a combined $194 million with 87% of lots sold; the Modern sale made $59.2 million (89.5% of lots sold) and the Contemporary sale made $86 million (95.3% of lots sold). Although the general sense was that attendance was low and prices weren’t quite as robust as the auction houses had hoped, this is not uncommon for these “mid-season” sales.

At the New York PWC Marquee sales in May 2023, sales were largely around or slightly above low estimates, with Christie’s evening and day sales totaling $922.2 million (with a sell-through rate of 89% by lot and 102% hammer against low estimate), followed by Sotheby’s at $799.2 million (with 82.6% to 88.3% of lots sold), and Phillips at $108.3 million (with only one evening and day sale). ArtTactic, the London-based art analysis firm, reported that the overall 2023 May evening sales at the three major auction houses (Christie’s, Sotheby’s and Phillips) were down by 42% from the previous year to $1.2 billion, though this can largely be attributed to May 2022 results inclusion of Christie’s marquee sale of the collection of Paul Allen that totaled $1.6 billion alone. Despite an overall softening market, top results were still achieved for quality works in May. Barkley Hendricks’ “Stanley” (1971) set a new top record for the artist selling for $6,100,000 at Christie’s sale of the Gerald Fineberg Collection Part I; and Jean-Michel Basquiat’s monumental triptych “El Gran Espectaculo” (1983), set the artist’s fourth highest auction record to date selling at Christie’s for $67,110,000.

The November New York PWC Marquee sales continued to indicate an overall softening of the art market in 2023; several blue chip works hammered at or below the low estimates (including significant works by Jean-Michel Basquiat, Cy Twombly, and Ed Ruscha), 17 artworks were withdrawn, and 11 works were bought-in. Of the total lots offered across the three major auction houses at Sotheby’s, Christie’s and Phillips (284 lots), 65.6% sold below the pre-sale mid-estimate, and just 31.9% sold above the pre-sale mid-estimate.15

14 Dr. Clare McAndrew, The Art Market 2024, Art Basel and UBS, pp. 182-184.

15 ArtTactic, Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023, ArtTactic Limited, pp. 3.

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Following difficult spring and early autumn sales in Hong Kong and London, the November PWC sales did exhibit some positive signs of recovery in the market - November sales were down by just 36.1% from the same period in 2022 and opposed to 42% in May.16 Evening sales at Sotheby’s, Christie’s and Phillips totaled $1.56 billion (just above the total low pre-sale estimate of $1.51 billion), and came in 29.8% higher than May. More conservative auction estimates also helped to propel an overall sell-through rate of 98.9% across all auctions (up from 94.5% of the same period in 2022).17

Despite an overall softening of the market, bright spots included several records set by ultra contemporary artists, as well as a number of notable achievements in the PWC and Modern markets. On November 8, at Sotheby’s evening sale of the Emily Fisher Landau Collection, Pablo Picasso’s “Femme à la montre” (1932), achieved the second highest record for the artist selling at $139,363,500, followed by a new record for Agnes Martin with “Grey Stone II” (1961), an important early work, selling at $18,718,500.

At Sotheby’s Contemporary Evening auction, on the 15th of November, a new record was set for Barkley Hendricks with the double-portrait, “Yocks” (1975), achieving $8,377,500 and surpassing the artist’s record set in May of this year; further, a monumental late Joan Mitchell achieved the artist’s second record at auction (and for the season) with “Sunflowers” (1990/91), selling for $27,910,500. Prior to this, at Christie’s 20th Century Evening Sale, on November 9, the new high record for Joan Mitchell was set by “Untitled” (c. 1959), an important early work selling for nearly $30 million (at $29,160,000).

In the first half of 2024, the PWC market continued to soften, down 25.2% from the previous year totaling just $1.43 billion (in the top three auction houses: Christie’s, Sotheby’s and Phillips).18 The top end of the market in particular became more selective, with lots selling over $10 million decreasing by 30% from the same period in 2023 (in the overall market), and no sales in the over $50 million bracket, presumably due to the reluctance of collectors to sell high-end works in a softening market.19

Spring sales in Hong Kong at the three major auction houses were down by 39.6% from the previous year, and 23.3% from the fall season in 2023. On aggregate it was the lowest Spring sales in Hong Kong since 2017 - totaling approximately $169.4 million against a presale estimate of $186.6 million. By volume there was a 33.8% reduction in lots from the previous year, 13 works were withdrawn, and at the high end there was a 42.2% drop year-on-year in lots selling above HK$10 million (or $1 million USD).20 The highest sale was achieved at Phillips Hong Kong when “Native Carrying Some Guns, Bibles, Amorites on Safari” (1982) hammered just below its low estimate to sell for the HKD equivalent of $12,626,133.

16 ArtTactic, Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023, ArtTactic Limited, pp. 3.

17 ArtTactic, Marquee Evening Sales, Impressionist, Modern, Post-war and Contemporary Art, New York - November 2023, ArtTactic Limited, pp. 3.

18 ArtTactic, RawFacts, Auction Review, 1st Half 2024, ArtTactic Limited, pp. 4.

19 Artnet, The Intelligence Report: Mid-Year Review 2024, Artnet News, pp. 5.

20 ArtTactic, Impressionist, Modern, Post-War & Contemporary Art, Hong Kong - Spring 2024, ArtTactic Limited, pp. 3

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By May 2024, during the New York Marquee sales, the market indicated it was in a definitive reset - estimates were being set increasingly more attractively (i.e. lower) by auction houses, and a majority of lots continued to hammer at or just above their low presale estimates. Sales at the top three houses hit its lowest level since 2020 totaling $937.3 million against a presale low estimate of $934.2 million (22.2% down year-on-year). At the top end, in the above $10 million segment, 24 lots sold in 2024 compared to 29 lots in 2023 (and to the 46 lots sold in the same period at 2022 when the market was at its most recent peak); on aggregate this segment totaled $466.9 million in 2024, down by 24.8% or $620.8 million in 2023.21 On May 14, 2024, at Phillips Modern & Contemporary Art Evening Sale, the most expensive work of the season sold when a monumental Jean-Michel Basquiat painting, which was fresh to the market and from his most seminal year, “Untitled (Elmar)” (1982) sold for $46,479,000 (hammering just above its low presale estimate). Overall, despite a softening market, third party guarantees (105 out of 117 total lots were backed by third parties at Christie’s and Sotheby’s May sales) contributed to an overall sell-through rate of 93.9%, and, despite fewer high-end works being offered, works of quality still achieved some of the top results.

Continuing on Joan Mitchell’s success from the fall sales, at Sotheby’s New York’s Contemporary Evening Auction, on May 13, 2024, four paintings by the artist were offered (from four different periods and varying in size), led by a large-scale late 1960s work, “Noon” (1969), which outperformed its high pre-sale estimate (of $20,000,000) to sell for $22,615,400 including Buyer’s Premium, becoming the artist’s third highest record at auction. In that same sale, a very early pre-net by Yayoi Kusama, “The Pacific Ocean” (1958), sold over 3x its presale estimate of ($1m to $1.5mm) to sell for $4,658,000. At Christie’s New York 21st Century Evening Sale on May 14, 2024, Lynette Yiadom-Boakye’s painting “Black Allegiance to the Cunning” (2018) reached $2,954,000 (against a presale estimate of $1,000,000 to $1,500,000), making it her second highest auction record to date. At the same sale, Martin Wong realized his new high record at auction when “Portrait of Mikey Piñero at Ridge Street and Stanton” (1985) sold for $1,623,000.

Amidst an ongoing slowdown in Hong Kong sales over the course of the year, attributed largely to lower recent activity by mainland China collectors and specifically since COVID, by the mid-season sales in September, Christie’s was the only top auction house to hold a sale in Hong Kong. Sotheby’s, which opened their new Hong Kong headquarters earlier this year, opted to postpone its Modern and Contemporary Evening Auction that was initially scheduled for September 26th (the same day Christie’s inaugural sale was scheduled at their Hong Kong location) to early November (ultimately postponing the sale just under one week out) - the postponement was attributed to a difficulty in securing consignments, thin sales, and (possibly) the recent change to Sotheby’s fee structure.

At Christie’s combined 20th/21st Century Evening Sale at their new Hong Kong headquarters, sales results for 40 lots totaled $111.3 million (or HK$865.4 million) just above its low presale, with a 93% sell-through rate (up from 87.7% year-on-year). At the high end, in the above HK$10 million segment (or roughly $1 million USD), 15 lots sold with 8 selling within or at presale estimates, and only two lots (a Monet and a van Gogh) selling in the above HK$100 million segment (or roughly $10 million USD).22 The two highest lots in Post-War and Contemporary Art were achieved by a monumental 1980s triptych by Zao Wou-Ki that hammered slightly above its low presale estimate to sell for $12,260,361 with Buyer’s Premium, and another monumental work by George Condo, “Prescription for the Clinically Normal” (2012) that hammered just below its low presale estimate to achieve $6,207,759 (and become the third high auction record for the artist).

Although there were signs of stability, the fall marquee sales that closed-out 2024 saw continued contraction, with total evening sales (across sectors) reaching $906 million, which marked a 42% decline compared to November 2023 (though only 3% decline from May 2024).23 However, 35% of lots exceeded their mid-estimates, which was up from 33% in November 2023.24 This fall also saw new auction records for paintings by Rene Magritte and Ed Ruscha, as well as a record sale for a work on paper by Basquiat. While there was growth in the under $1,000,000 sector, the market for artworks above $1mm declined from 199 lots in November 2023 to 146 lots, and only 18 lots (compared to 41 lots in November 2023 and 24 in May 2024) sold for over $10mm. Total revenue from lots selling for over $10mm was down year-to-year by 57%.25

21 ArtTactic, Impressionist, Modern, Post-War & Contemporary Art, New York - May 2024, ArtTactic Limited, pp. 3.

22 ArtTactic, Impressionist, Modern, Post-War & Contemporary Art Evening Sales, Christie’s Hong Kong - September 2024, ArtTactic Limited, pp. 2.

23 ArtTactic, Auction Analysis: Impressionist, Modern, Post-War & Contemporary Art, New York, November 2024, p. 1

24 ArtTactic, Auction Analysis: Impressionist, Modern, Post-War & Contemporary Art, New York, November 2024, p. 1

25 ArtTactic, Auction Analysis: Impressionist, Modern, Post-War & Contemporary Art, New York, November 2024, p. 3

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC
Effective Date of Valuation: February 10, 2025	Page 10

Subject Artwork

Edward Ruscha (American, b. 1937)

Pneumatic Muscles, Hydraulic Smile, 2010

Acrylic on canvas

Signed and dated on the reverse

26.125 x 32 in. (66.4 x 81.3 cm)

Fair Market Value

$900,000

Location

Collector’s home

Condition

Excellent

Provenance

Gagosian Gallery, New York

McCabe Fine Art, Stockholm

Frederic S. Brandt, Miami

Phillips London, October 14, 2015, Lot 14

Private Collection

Christie’s New York, November 16, 2018, Lot 716

Private Collection

Acquired from the above by the present collection

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Effective Date of Valuation: February 10, 2025	Page 11

Literature

Robert Dean, ed., Edward Ruscha: Catalogue Raisonné of the Paintings, Volume Seven: 2004-2011, New York, 2016, pp. 388-389, no. P2010.17, illustrated.

Artist Background

Edward Ruscha (b. 1937, Omaha, Nebraska) is an American Pop artist best known for his text-based explorations of consumerism. Born in Omaha, Nebraska, Ruscha grew up in Oklahoma City. As a child, he was interested in photography, cinema, and drawing. After graduating from high school in 1956, Ruscha drove west with his friend, artist Mason Williams to Los Angeles. He enrolled at the Chouinard Art Institute, now the California Institute of the Arts, and studied under Robert Irwin. Intent on becoming a commercial artist, Ruscha focused his studies on graphic design, photography, and advertising, working as a sign painter on the side. At Chouinard, Ruscha nurtured an interest in the subversive word play of the Dadaists. His work was often met with disdain, and one painting was reportedly burned by an enraged faculty member. Words and phrases first appeared in Ruscha’s artistic practice in 1959. As his style developed, he began to portray the substance of language by treating words as visual constructs: letters rendered in the liquid they are meant to describe or sculptural ribbons curling into text. In 1961, Ruscha traveled to New York where he was introduced to the dealer Leo Castelli. Although Ruscha resists labeling his work as Pop or Conceptual art, elements of both movements appear in his oeuvre. In 1962, Ruscha was included in “New Paintings of Common Objects,” a seminal exhibition of Pop Art held at the Pasadena Art Museum and curated by Walter Hops, co-founder of the Ferus Gallery. In the early 1960s, Ruscha became involved with a progressive group of young artists who showed with the influential Ferus Gallery, which included Ed Kienholz, Robert Irwin, Ed Moses, and Larry Bell, deemed the “Cool School” by critic Phillip Leider in a 1964 issue of Artforum. Between 1963 and 1969, Ruscha laid a robust foundation for the next six decades of his career. In that timeframe, he had three solo exhibitions at the Ferus Gallery, which featured his early word paintings, published his first book, “Twentysix Gasoline Stations,” had his first international exhibition at Galerie Rudolf Zwirner in Cologne, and held his first solo museum show at the La Jolla Museum of Art. In 2005, Ruscha was selected to represent the United States at the Venice Biennale. Ruscha continues to live and work in Los Angeles.

Edward Ruscha is represented by Gagosian. Over the span of his impressive career, important institutions have organized solo exhibitions and retrospectives at the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, the Institute of Contemporary Arts in London, the Museum of Contemporary Art in Chicago, the Museum of Contemporary Art in Los Angeles, and the J. Paul Getty Museum in Los Angeles, among others. His works are also held in the permanent collections of prestigious institutions around the world, including the Art Institute of Chicago, the National Gallery of Art in Washington, D.C., the Los Angeles County Museum of Art, the Metropolitan Museum of Art in New York, the Museum of Fine Arts in Boston, the Stedelijk Museum in Amsterdam, and the Tate Modern in London, among many others.

Valuation Narrative

“Pneumatic Muscles, Hydraulic Smiles” (2010), 26.125 x 32 inches, is a text-based painting in Ed Ruscha’s mature style, which features a puzzling text against a cinematic backdrop. Ed Ruscha’s text-based paintings explore the evolving nature of language, meaning, and expression. The Artwork features a font designed by Ed Ruscha (Boy Scout Utility Modern) using tape to block off the canvas. Although its message remains mysterious, the text “Pneumatic Muscles Hydraulic Smiles,” references commercially desirable physical features and industry terms. The hidden meaning adds to the work’s intrigue; the viewer can spend hours if not years trying to decipher it. The juxtaposition of the bold letters against the soft sky creates a sense of theatricality, which Ruscha intended. The artist maintains that the combination of specific word(s) with particular backgrounds are not directly related, and the skyscapes are viewed as “anonymous backdrops…meant to support the drama of the words.”

The most recent auction sale of a painting similar to the subject work was on May 14, 2024, when “You Cannot Be Serious” (2008), 24 x 27.88 inches, sold at Sotheby’s New York for $790,500, which was comfortably above its presale estimate of $450,000-$650,000. Though executed during roughly the same period as the subject work, this painting is smaller and rendered on a museum board substrate, which is less commercially desirable than canvas; it also has a relatively plain red and orange background, which makes some of the similarly colored text difficult to discern, and lacks the landscape associations of “Pneumatic Muscles…”

Prior to this, on March 7, 2023, an oil on canvas painting from the more highly sought-after 1980s period, “See” (1985), 29.88 x 29.75 inches, sold below its presale estimate at Christie’s New York for $1,260,000.26 Measuring approximately the same size as the subject work, this painting’s date and composition, which consists of a vertically oriented word (“See”) visually receding into a striated blue-gray, yellow and white background (resembling a sky), rank it higher than “Pneumatic Muscles…” within the artist’s oeuvre.

Finally, “Huge Conditions” (2007), 36 x 48 inches, which, though significantly larger than the subject work, is the most directly comparable example to have recently sold at auction, sold at Phillips London on March 3, 2022, for the GBP equivalent of $1,643,454. Similar to “Pneumatic Muscles…,” this example depicts lines of text rendered in the artist’s characteristic Boy Scout Utility Modern font against a landscape ground; however, in addition to being much larger, “Huge Conditions” also has a more complex composition with a more fully-realized landscape.

The current Fair Market Value was determined in relation to the above paintings, with differences in size, date, complexity, palette, medium and execution taken into consideration. Based on recent auction sales, it is the opinion of the Appraisers that the Fair Market Value of the subject work is $900,000.

26 Acquired by Masterworks 243, LLC

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Effective Date of Valuation: February 10, 2025	Page 12

Comparable Sales

Title: You Cannot Be Serious

Year Made: 2008

Medium: Acrylic on museum board

Dimensions: 24 x 27.88 in

Date of Sale: May 14, 2024

Sale Name: Contemporary Day Auction

Sale Location: Sotheby’s, New York

Lot: 237

Estimate: $450,000 - $650,000

Realized Price: $790,500

Title: See

Year Made: 1985

Medium: Oil on canvas

Dimensions: 29.88 x 29.75 in

Date of Sale: March 7, 2023

Sale Name: Art of Collecting: A Pacific Island Connoisseur of Art & Design

Sale Location: Christie’s, New York

Lot: 20

Estimate: $1,500,000 - $2,000,000

Realized Price: $1,260,000

Title: Huge Conditions

Year Made: 2007

Medium: Acrylic on canvas

Dimensions: 36 x 48 in

Date of Sale: March 3, 2022

Sale Name: 20th Century & Contemporary Art Evening Sale

Sale Location: Phillips, London

Lot: 28

Estimate: $1,466,774 - $2,000,147 (£1,100,000 - £1,500,000)

Realized Price: $1,643,454 (£ 1,232,500)

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Effective Date of Valuation: February 10, 2025	Page 13

Sources of Data

Auction Houses: Christie’s, Sotheby’s, Phillips, Bonhams, Artcurial, SBI Art Auction, Mainichi Auction, Mallet Japan, China Guardian, Ketterer Kunst, Seoul Auction, iART Co.

Online Databases: Artprice, Artnet, AskArt, Mutual Art and the Baer Faxt Auction Database

Masterworks Appraisers Qualifications

Abigail Athanasopoulos, Director of Appraisals, is an Accredited Senior Appraiser with the American Society of Appraisers (ASA) and an Accredited Member of the International Society of Appraisers (ISA) with over seventeen (17) years of experience appraising fine art. Prior to her position with Masterworks, she was the Founder & Principal of Spectrum Appraisals, LLC, a comprehensive art appraisal and advisory firm providing clients with highly competent and unbiased fair market value and replacement value appraisals for a wide variety of intended uses. She previously worked as a senior appraiser and project manager for Appraisal Resource Associates, Inc., and a gallery associate at D. Wigmore Fine Art, New York; she has also recently served on ASA’s executive committee and is an active member of ArtTable (a professional organization dedicated to advancing the leadership of women in the visual arts). Ms. Athanasopoulos holds a B.A. in Art History from Wellesley College and has completed extensive coursework in Appraisal Studies through both NYU’s Appraisal Studies Program and Pratt Institute (in association with the American Society of Appraisers), from which she obtained a Certificate in Fine & Decorative Arts Appraisal Studies. She is “qualified” per IRS guidelines and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP) through January 2026.

Jessica Maliszewski, Fine Art Appraiser, is an Accredited Member of the Appraisers Association of America (AAA) specializing in Post-War, Contemporary and Emerging Art. A member of the AAA for six (6) years, Ms. Maliszewski is Uniform Standards of Professional Appraisal Practice (USPAP) compliant through June 2025, and presently serves on the Membership Committee. As a Fine Art Appraiser, she has completed appraisals for clients nationally and internationally for purposes of insurance, tax and estate planning, charitable donations, and equitable distribution. Though predominantly working in Post-War, Contemporary and Emerging Art since 2008, Ms. Maliszewski has further experience in valuing and cataloguing a wide variety of fine and decorative objects. In addition to her appraisal work, Ms. Maliszewski has eighteen (18) years of experience in New York and London, working in collections management and research, and working for art consultancies, art fairs, museums, galleries, and artist studios. Ms. Maliszewski holds a B.A. with a concentration in Art History from Northeastern University, an M. Litt in the History of Art and Connoisseurship in Fine and Decorative Arts from Christie’s Education in London, and completed extensive coursework in appraisal studies through New York University’s Appraisal Studies Program and the Appraisers Association of America.

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Effective Date of Valuation: February 10, 2025	Page 14

Statements and Disclosures

This Appraisal Report consists of pages and must be presented in its entirety to be valid. This document is prepared solely for internal corporate and accounting purposes as described in the Scope of Work using the Sales Comparison approach to arrive at the Fair Market Value as of the stated effective valuation date. It is to be used solely by the intended users listed in this Appraisal Report for that purpose and can be relied upon by the intended user as described in the Scope of Work.

Unless otherwise stated herein, this Appraisal Report is based only on the readily apparent identity of the item appraised, and no further opinions or guarantee of authenticity, genuineness, attribution, or authorship is made. However, in appraising the subject property, the Masterworks Appraiser(s) found no reason to question the authenticity of the article, except as noted. To the knowledge of the Masterworks Appraiser(s), no laboratory testing has been performed on the subject property.

Unless otherwise stated herein, the appraised value is based on whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

This Appraisal Report is made at the request of the parties named for their use. The Appraisal Report is not an indication or certificate of title ownership. The identification of the interest of the requesting parties is simply represented to the Masterworks Appraiser(s) by such parties and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

The value expressed herein reflects the professional judgment and opinion of the Masterworks Appraiser(s) and is not a representation or warranty that the item will realize that value if offered for sale at an auction or otherwise. The value expressed is based on current information on the assigned effective valuation date stated on the cover page of this report. No opinion is hereby expressed as to any future value, nor unless otherwise stated, as to any past value.

Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the Artwork, the comparable sale may be included in the comparable data set at the discretion of the Masterworks Appraiser(s), provided that the related party nature of the comparable sale will be noted in the appraisal.

The market level selected for this assignment is based on the subject property’s current use and alternative uses as relevant to the type and definition of value and the intended use of the Appraisal Report. As such, the Masterworks Appraiser(s) considered the most common marketplace(s) given the purpose of this appraisal assignment.

The Masterworks Appraiser(s) are not required to give testimony, be present in any court of law, or appear before any commission or board by reason of this Appraisal Report without reasonable prior notice. Should this report be challenged in any way, not limited to litigation, it is understood that the Masterworks Appraiser(s) are prepared to defend this Appraisal Report, if required. Appearance and testimony at deposition, trial, or alternative dispute resolution proceedings and the necessary preparations thereof are considered to be new and separate assignments.

Possession of this Appraisal Report, or a copy thereof, does not include the right of publication without the written consent of Masterworks. This Appraisal Report, or any part thereof, including the identity of the Masterworks Appraiser(s), shall not be made public through advertising, public relations, news releases, sales, or other distributive or information media without the written consent of Masterworks.

Copies of this Appraisal Report and written and electronic notes pertaining to the appraisal assignment will be kept in the offices of Masterworks for a minimal period of five (5) years after the date of issue or two (2) years after final disposition of any judicial proceedings involving the Masterworks Appraiser(s), whichever period expires last. Masterworks makes every effort to store records pertaining to the Appraisal in a safe and secure environment. However, Masterworks is not responsible for acts of nature, war, terrorism, or other unexpected catastrophes which may affect the safekeeping of this Appraisal Report.

All matters regarding the duties, responsibilities, and liabilities of the Masterworks Appraiser(s) are in accord with the Valuation Standards and Professional Practices as outlined by the Appraisal Foundation in the 2020-2021 Uniform Standards of Professional Appraisal Practice and the Principles of Practice and the Code of Ethics of the Appraisers Association of America.

Submission of this Appraisal Report concludes this appraisal assignment.

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Appraisal Terminology and Definitions

Appraisal: As defined in the Uniform Standards of Professional Appraisal Practice (USPAP), “the act or process of developing an opinion of value; an opinion of value.” According to the USPAP, value can “be numerically expressed as a specific amount, as a range of numbers, or as a relationship (e.g., not more than, not less than) to a previous value opinion or numerical benchmark (e.g., assessed value, collateral value).” It should be noted that the USPAP states that using any other term for an appraisal does not remove the work from being in compliance with USPAP; it is an appraisal if an opinion of value is given.

Buyer’s Premium: The percentage of the bid or “hammer” price paid by the buyer to the auction house when purchasing an item. The fee usually ranges between 5% and 25% of the hammer price.

Bought In (BI): Occurs at auction when an object does not meet its reserve price and fails to sell.

Catalogue Raisonné: A scholarly catalogue that should include all the known works of an artist or all of his or her known works in a specific medium at the time of the catalogue’s compilation. Essential information identifying the works is included, making the catalogue a definitive reference book.

Certificate of Authentication/Authenticity: An official document that certifies that the piece in question is correct, of the period, and by the artist designated. Some states (including New York) require specific information be included on a certificate of authentication.

Clear Title: Refers to ownership of property that is free from encumbrance, obstruction, burden or limitation.

Comparables: Those objects selected by the appraiser as being similar to one being appraised. An examination and analysis of sales figures for similar works or comparable objects allows the appraiser to arrive at an appraised value for the object under consideration.

Condition: Term referring to the physical state of a property and must be noted in an appraisal document.

Conservation: The treatment and preventive care of an object so that its condition does not deteriorate and will remain stable; the preservation of a work of art involving careful maintenance and protection of an object, using materials and procedures that will have no adverse effect on it.

Cost Approach: A valuation approach used to determine the value of an object based upon the cost of re-creating the identical piece. This approach may be applied to the decorative arts when the methods of construction or materials used are replicable.

Hammer Price: The actual (final) bid price at auction; it does not include the buyer’s premium.

Hypothetical Conditions: According to USPAP, those conditions that are contrary to the conditions that actually exist, but are supposed for the purpose of reasonable analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal or economic characteristics of a subject property or about conditions external to the property, such as the market conditions or trends, or about the integrity of data used in an analysis. Appraisals of damaged or destroyed objects employ hypothetical conditions. A hypothetical condition may be used in an assignment only if 1) the use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis or for purposes of comparison; 2) the use of the hypothetical condition results in a credible analysis; and 3) the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

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Income Approach: A valuation approach used to determine the value of a work of art or object that will be used to generate future income. This is most often done through leasing, rental or the creation of reproductions but not through a one-time only sale with transfer of title and/or copyright.

Market Analysis: The study of market conditions for a specific type of personal property; sometimes both the retail and wholesale markets must be examined and analyzed.

Medium: 1.) The material from which an object or artwork is made or on which it is produced; it may include paper, canvas, board, cel (acetate), bronze; 2.) The specific tool and material used by an artist; e.g., brush and oil paint, chisel and stone; 3.) The mode of expression used by an artist; e.g., painting, sculpture, graphic arts, etc.; 4.) A liquid that may be added to a paint to increase its manipulability without decreasing its adhesive, binding or film forming properties.

Most Appropriate Market or Marketplace: The venue in which an appraiser determines that an object can be sold most easily and at the highest price. In the case of personal property, when comparables are scarce, it frequently references the most appropriate market, which can be a combination of auction and private gallery sales.

No Commercial Value (NCV): A term that usually refers to an object or a group of objects, usually in estate situations, for which it is not reasonable to assign a monetary value; for example, a mattress and a box spring.

Offering Amount: For Masterworks’ purposes, the aggregate total value of all Class A shares in a given Artwork as reflected in the final offering circular filed with the SEC.

Original Cost: Also known as the historical cost or the cost of acquiring an item of personal property.

Offering Date: For Masterworks’ purposes, the date at which the final offering circular is filed with the SEC.

Personal Property: Defined by USPAP as “identifiable, tangible objects that are considered by the general public as being “personal”; for example, furnishings, artwork, antiques, gems and jewelry, collectibles, machinery and equipment.”

Primary Market: A market created either by the maker or the maker’s agent when an object is sold for the first time, usually in galleries or stores. The secondary market is the venue for the sale of an object between a seller and a buyer when neither of them have participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Primary Source: Material, used in research and data comparisons, that is gathered from first-hand witnesses and includes auctions attended, galleries, art fairs and stores visited as well as actual comparables witnessed by the appraiser.

Provenance: The history of an object that may include its past ownership as well as its exhibition and catalogue history.

Qualified Appraisal: An appraisal will be treated as a qualified appraisal within the meaning of IRS Code §170 (f)(11)(E) if the appraisal complies with all the requirements of §1.170A-13(c) of the existing regulations (except for the extent the regulations are inconsistent with § 170 (f)(11)), and is conducted by a qualified appraiser in accordance with generally accepted appraisal standards. See sections 3.02(2) and 3.03 of Notice 2006-96. An appraisal will be treated as having been conducted in accordance with generally accepted appraisal standards within the meaning of §170 (f)(11)(E)(i)(II) if, for example, the appraisal is consistent with the substance and principles of the Uniform Standards of Professional Appraisal Practice (“USPAP”).

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Qualified Appraiser: (1) Appraisal designation. An appraiser will be treated as having earned an appraisal designation from a recognized professional appraiser organization within the meaning of §170 (f)(11)(E)(ii)(I) if the appraisal designation is awarded on the basis of demonstrated competency in valuing the type of property for which the appraisal is performed. (2) Education and experience in valuing the type of property. An appraiser will be treated as having demonstrated verifiable education and experience in valuing the type of property subject to the appraisal within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser makes a declaration in the appraisal that, because of the appraiser’s background, experience, education and membership in professional associations, the appraiser is qualified to make appraisals of the type of property being valued. (3) Minimum education and experience. An appraiser will be treated as having met minimum education and experience requirements within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser has successfully completed college or professional level coursework that is relevant to the property being valued, has obtained at least two years of experience in the trade or business of buying, selling, or valuing the type of property being valued, and has fully described in the appraisal the appraiser’s education and experience that qualify the appraiser to value the type of property being valued.

Recto: The front side of a painting.

Sales Comparison Approach: the most commonly applied valuation approach when appraising personal property, in which appraised value is based on achieved prices for similar works by the same artist or artisan of equal standing and related reputation (alternatively called Comparative Market Data Approach, Market Data Approach or Comparable Market Data Approach.)

Secondary Market: Refers to the marketplace in which a used object is bought and sold. Once an item is no longer available from the original source, it is considered a secondary market item. The term usually refers to the auction market and is in no way associated with the value or the condition of the object. The secondary market is the venue for the sale of an object, through an auction or a gallery, between a seller and a buyer, neither of whom has participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Secondary Source: an article or book that discusses information that was first presented somewhere else. Examples of secondary sources utilizing exact primary sources in research and data comparison are Artnet, ArtFact, P4a, Gordonsart, Art-Sales-Index, newel.com and other internet research tools.

Seller’s Premium or Seller’s Commission: The percentage of the bid or “hammer” price paid by a seller to an auction house when selling an item. The fee ranges from nothing to 35 percent and may be more negotiable than the buyer’s premium.

Statement of Assumptions & Limiting Conditions: Terms or concepts generally linked together in most appraisals. An assumption is that which is taken to be true. An extraordinary assumption is an assumption, directly related to a specific assignment, that, if found to be false, could alter the appraiser’s opinions or conclusions. A limiting condition refers to the conditions that limit the appraiser’s examination or research of the appraised items and the appraisal assignment. Hypothetical conditions are those that are contrary to what exists, but are supposed for the purpose of analysis.

Uniform Standards of Professional Appraisal Practice (USPAP): The appraisal standards covering the development and communication of appraisers’ opinions and conclusions published by the Appraisal Standards Board of The Appraisal Foundation. First published in 1987, these standards apply to all disciplines of appraising.

Verso: The backside of a painting.

Work Size: The dimensions of works on panel or board. When the word “sight” is used in conjunction with worksize, it refers to the dimensions of the visible image of the work.

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Appendix

[***]

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